Exhibit 11.1

CODE OF CONDUCT & ETHICS POLICY

CORPORATE DEPARTMENT

POLICY CO-A-02

DATE OF ISSUE:	March 24, 2006
VERSION NO.:	2
PROCEDURES:	Not Applicable

CODE OF CONDUCT & ETHICS POLICY

TABLE OF CONTENTS

1.	Introduction		1

2.	Objective		2

3.	Definitions		2

4.	Scope		2

5.	Policy		3

	5.1.	Overall Standard of Conduct	3

	5.2.	Compliance with Laws, Rules and Regulations	3

	5.3.	Health and Safety	5

	5.4.	Environment	5

	5.5.	Conflicts of Interest	6

	5.6.	Confidentiality	7

	5.7.	Fair Dealing	8

	5.8.	Protection and Proper Use of our Company’s Assets	9

	5.9.	Discrimination and Harassment	9

	5.10.	Recording and Reporting of Information	9

	5.11.	Reporting Violations	10

	5.12.	Compliance with the Code	11

	5.13.	Waivers	11

	5.14.	Amendment	12

CODE OF CONDUCT AND ETHICS POLICY

1.	Introduction

1.1.	Our Code of Conduct and Ethics Policy (our “Code”) sets out general statements of conduct and ethical standards that we shall follow. Our Conduct and Ethical standards reflect our values as a Company.

1.2.	Our Code includes, in every aspect, a requirement to report violations of this policy. See section 5.11 and the separate “Ethics Reporting Policy”.

1.3.	In summary, our Code is:

• We uphold the highest level of ethics, honesty, fairness and integrity in everything we do.

• We obey all laws and regulations governing our business.

• We work safely in a healthy environment unimpaired by alcohol or drugs.

• We are environmentally responsible in all our business activities.

• We avoid situations and relationships that result in a conflict of interest. We disclose actual or potential conflicts of interest.

• We keep all private and sensitive information confidential.

• We uphold our reputation and brand in every decision and action we take.

• We protect our property, equipment and other assets from harm, loss or misuse.

• We treat each other with respect and fairness.

• We disclose timely and accurate material information.

• We maintain accurate business records.

• We are accountable for our actions, we hold each other accountable to this policy and we report violations of this policy.

• We recognize that compliance with this policy is a condition of our employment. Annually, we read and reaffirm in writing our agreement to comply with this Code.

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2.	Objective

2.1.	Our Code sets out the standards of ethical and legal conduct for all Company personnel. Our Code outlines the broad principles of ethical and legal conduct embraced by our Company. It is not a complete list of ethical or legal issues we might face in the course of business and therefore our Code must be applied using common sense and good judgment. Compliance with the spirit as well as the letter of our Code is very important to us.

3.	Definitions

3.1.	Company personnel – means employees, officers, directors, agents and representatives of North American Construction Group.

3.2.	Insider – means those of us who are in a position to have special knowledge of the affairs of or to influence the decisions of our company. An Insider includes anyone of us who has material non-public information and is not limited to those in particular positions.

3.3.	Our “Company” – means North American Energy Partners Inc. and all its subsidiary companies and joint ventures. All companies share the same trade name: North American Construction Group or NACG.

3.4.	“Our”, “we”, “us” – means employees, officers, directors, agents and representatives of the Company.

3.5.	Responsible individuals – means those people who have direct responsibility for enforcing and maintaining this policy and includes the President & Chief Executive Officer, Vice President Finance and Vice President Corporate and Chairman of the Internal Audit Committee.

4.	Scope

4.1.	Our Code applies to all of us, at all times, for all of our conduct and work in all of our Companies.

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5.	Policy

5.1.	Overall Standard of Conduct

We uphold the highest level of ethics, honesty, fairness and integrity in everything we do.

Our Company’s Board of Directors is responsible for setting the standards of conduct contained in our Code and updating these standards as deemed appropriate to reflect changes in the legal and regulatory framework applicable to our Company, the business practices within our Company’s industry, our Company’s own business practices and the prevailing ethical standards of the communities in which our Company operates. While our Company’s responsible individuals will oversee the procedures designed to implement our Code to ensure that they are operating effectively, it is the individual responsibility of everyone in our Company to comply with our Code.

As a guide to appropriate behavior we should ask ourselves the following questions:

•	Is my behavior consistent with NACG’s values and policies?

•	Could my behavior endanger myself or any other person?

•	Would my behavior comply with all relevant laws and regulations?

•	Would my behavior make me feel uncomfortable?

•	Would I be comfortable telling my family and friends?

•	How does my behavior appear to others?

•	Would I be satisfied if my behavior became public knowledge?

5.2.	Compliance with Laws, Rules and Regulations

We obey all laws and regulations governing our business.

Obeying the law, both in letter and in spirit, is the foundation on which our Company’s ethical standards are built. All Company personnel must obey the laws and governmental rules and regulations of the provinces, cities and local communities in which we operate. Although we recognize that all Company personnel will not know and understand the details of all of these applicable laws and regulations, we do expect that all Company personnel will know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. Some of our activities are complex but ignorance does not excuse us from the obligation to comply with the law and where necessary, to seek advice.

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Our Company is engaged in a variety of business relationships with other companies, individuals, organizations and levels of government in the jurisdictions where our Company operates. In all interactions, we are required to act ethically, honestly, fairly and with integrity and to comply with all laws, rules and regulations governing our activities.

Company personnel are expected to fully comply with Canadian and United States securities laws with respect to the disclosure of “material” corporate information and with respect to “insider” trading in our Company’s securities. These laws provide for substantial civil and criminal penalties for individuals who fail to comply. Information is considered “material” where: (a) there is a substantial likelihood that a reasonable investor would consider information important in deciding whether to buy, sell or hold the Company’s securities; or (b) the information, if disclosed, could be viewed by a reasonable investor as having significantly altered the “total mix” of information available. Such information may be positive or negative and includes but is not limited to:

•	Financial and key business data;

•	Merger, acquisition or divestiture discussions;

•	Award or cancellation of a major contract;

•	Forecasts of future results;

•	Significant litigation; or

•	Gain or loss of a significant customer or supplier.

All directors, officers, employees and other insiders are prohibited from owning or trading in any public securities of the Company or its affiliates. For purposes of these restrictions, an “insider” includes not only Company personnel but also anyone else with material non-public information about our Company. Information is “non-public” until it has been adequately disclosed to the general public. Information is adequately disclosed to the general public only when the information has been released to the public through the appropriate channels (e.g., by means of a news release or by a public statement from one of the Company’s senior officers) and a sufficient number of business days has elapsed to permit the investment community to absorb and evaluate the information.

You may be deemed to have violated these laws even if you innocently pass on non-public information about our Company to a friend or family member, who then acts on such information and buys or sells our Company’s securities. To avoid inadvertent disclosure of non-public material information, Company personnel should not discuss such information with or in the presence of any unauthorized persons, including family members and friends. For more information refer to Inside Information & Insider Trading Policy.

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5.3.	Health and Safety

We work safely in a healthy environment unimpaired by alcohol or drugs.

Our Company strives to provide each of its personnel with a safe and healthy workplace. We are each responsible for maintaining a safe and healthy workplace for all Company personnel by following health and safety rules and practices instituted by our Company and by reporting accidents, injuries and unsafe equipment, practices or conditions. (Refer to Human Resources Policy on Health and Safety).

Company personnel are accountable for their own health and safety and have a responsibility towards maintaining the health and safety of those with whom they work.

The Company will provide appropriate training and resources to ensure a safe workplace. The Company will integrate occupational health and safety management into the Company’s systems, planning, processes and decisions.

We are expected to report fit for work such that our ability to work safely is not impaired by alcohol, drugs, medications or any other substance. (Refer to Human Resources Policy on Alcohol and Drug Abuse).

5.4.	Environment

We are environmentally responsible in all our business activities.

Company personnel will strive to:

•	Continually improve environmental performance through the implementation of effective systems and the use of technology.

•	Ensure that all Company personnel understand NACG’s commitment to and their role in NACG’s environmental performance.

•	Implement programs to conserve natural resources, minimize waste and promote recycling.

•	Meet the expectations of our employees, customers, government, regulatory bodies and the community.

•	Comply with the environmental policies of our customers while working on their sites.

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5.5.	Conflicts of Interest

We avoid situations and relationships that result in a conflict of interest. We disclose actual or potential conflicts of interest.

Our Company requires that Company personnel avoid any activity which creates or gives the appearance of a conflict of interest between their personal interests and the Company’s interests. A conflict of interest generally exists when a person has a direct or indirect personal interest in a transaction or situation that affects or appears to affect his or her judgment and/or divides his or her loyalties between two or more competing interests. A conflict can arise when someone takes action or has an interest that makes it difficult to perform his or her duties on behalf of our Company. In particular, no Company personnel shall:

•	Be a consultant to or an employee of or otherwise operate an outside business that markets products or services in competition with our Company’s current or potential products and services;

•	Have any financial interest, including shares ownership, in any such outside business that might create or give the appearance of a conflict of interest. The appearance of a conflict of interest may exist if an immediate family member or a close personal friend of Company personnel is a consultant to or an employee of or has a significant financial interest in a competitor, supplier or customer of our Company or otherwise does business with our Company;

•	Seek or accept any personal loan or guarantee of any obligation or services from any such outside business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses;

•	Be a consultant to or an employee of or otherwise operate an outside business if the demands of the outside business would interfere with the employee’s responsibilities to our Company;

•	Conduct business on behalf of our Company with a close personal friend or immediate family members, which include spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives; or

•	Take for themselves opportunities that came about through the use of our Company’s property or information or their position with our Company.

In dealings with others we must avoid even the perception that favorable treatment is sought in exchange for furnishing or receiving business courtesies. Business courtesies (gifts and entertainment) are designed to build understanding and goodwill in business relationships and may play an important role in some cultures; however, Company personnel are always required to exercise good judgment in extending business courtesies and never accept or pay bribes, favors or “kickbacks” for the purpose of securing business transactions. All payments must be necessary and lawful in the jurisdictions where our Company operates.

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We do not accept any personal gifts, loans, services, favors or other benefits having more than nominal value from anyone doing or seeking to do business with NACG.

No Company assets, including employees’ work time, use of our Company’s facilities or equipment or direct monetary payment, may be contributed to any political candidate, party or political action committee. This does not preclude individuals from participating in any political activities of their choice on an individual basis, with their own money and on their own time. (Refer to Corporate Policy on Corporate Gifts and Political Contributions)

When conditions change, either by the Company or by other events, which results in a conflict of interest, we will disclose such conflict to the Company immediately upon becoming aware of its existence and take steps to remove or resolve the conflict.

5.6.	Confidentiality

We keep all private and sensitive information confidential.

Company personnel shall maintain the confidentiality of all information entrusted to them by our Company or its suppliers, customers or other business partners, except when disclosure is authorized by our Company or legally required. (Refer to our Disclosure Policy)

Proprietary information, including intellectual property and our Company’s private or confidential information, is extremely valuable and must not be disclosed to anyone without proper authorization.

Confidential information includes:

•	Information marked “Confidential”, “Private”, “For Internal Use Only” or similar legends;

•	Technical or scientific information relating to current and future products, services or research;

•	Tenders, bids or project schedules;

•	Business or marketing plans or projections;

•	Earnings and other internal financial data;

•	Personnel information;

•	Supplier and customer lists;

•	Equipment lists;

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•	Other non-public information that, if disclosed, might be of use to our Company’s competitors or harmful to our Company or its suppliers, customers or other business partners; and

•	Information that our customers and suppliers have entrusted to us.

To avoid inadvertent disclosure of confidential information, Company personnel shall not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends.

The obligation to preserve confidential information as confidential continues even after the employment or other relationship with our Company ends.

Our Code is not intended to modify any separate confidentiality agreement to which Company personnel may be subject.

5.7.	Fair Dealing

We uphold our reputation and brand in every decision and action we take.

Our Company is committed to promoting the values of honesty, integrity and fairness in the conduct of our business and sustaining a work environment that fosters mutual respect, openness and individual integrity. Business records and communications often become public and we should not use exaggeration, derogatory remarks or other inappropriate statements about people and other companies. This applies to verbal communication, e-mail, internal memos and formal reports. Company personnel are expected to deal honestly and fairly with our Company’s customers, suppliers, competitors and other third parties, including governmental agencies. To this end, Company personnel shall not:

•	Make false or misleading statements to or about customers, suppliers or other third parties;

•	Make false or misleading statements about competitors;

•	Solicit or accept any fee, commission or other compensation for referring customers to third-party vendors; or

•	Otherwise take unfair advantage of our Company’s customers or suppliers or other third parties, through manipulation, concealment or abuse of private or confidential information, misrepresentation of material facts or any other unfair practice.

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5.8.	Protection and Proper Use of our Company’s Assets

We protect our property, equipment and other assets from harm, loss or misuse.

Proper use of all of our Company’s property, information resources (including internet, email and intranet) and communications systems is the responsibility of all Company personnel. Our Company’s physical assets are intended for conducting Company business. All electronic and telephonic communication products, intranet and internet servers or any other systems owned, licensed or operated by our Company are considered our Company’s business records and therefore, Company property and should be used in accordance with Company policy.

The information, ideas, concepts and know-how described, documented or contained in our Company’s electronic communications system and related databases are the intellectual property of our Company. The copying or use of our Company’s intellectual property for personal use or benefit during or after employment with our Company is prohibited.

5.9.	Discrimination and Harassment

We treat each other with respect and fairness.

Our Company is firmly committed to providing equal employment opportunity and will not tolerate any discrimination. Derogatory comments based on race, gender, age, ethnic characteristics or religious preferences are strictly prohibited.

Harassment, including violence, threatening behavior or unwanted sexual advances, is not permitted and will not be tolerated. (Refer to Human Resources Policy on Discrimination and Harassment)

5.10.	Recording and Reporting of Information

We disclose timely and accurate material information.

We maintain accurate business records.

Our Company requires complete and accurate recording and reporting of information in order to make responsible business decisions.

All of our Company’s books, records, accounts and financial statements and other disclosures must be maintained in sufficient detail and must conform both to applicable legal requirements and to our Company’s system of internal controls. (Refer to Disclosure Policy).

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Records should always be retained or destroyed in accordance with our Company’s record retention policies. No one shall knowingly alter, destroy or make a false entry in any record with the intent to obstruct an investigation or bankruptcy case.

Our Company is committed to providing investors with full, fair, accurate, timely and understandable disclosure in the periodic reports that it is required to file. To this end, our Company shall:

•	Comply with generally accepted accounting principles (“GAAP”) at all times;

•	Maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;

•	Maintain a system of internal controls that will provide reasonable assurances to management that material information about our Company is made known to management, particularly during the periods in which our Company’s financial reports are being prepared;

•	Maintain books and records that accurately and fairly reflect our Company’s transactions;

•	Prohibit the establishment of any undisclosed or unrecorded funds, assets or liabilities; and

•	Present information in a clear and orderly manner and avoid the use of legal and financial jargon in our Company’s periodic reports.

5.11.	Reporting Violations

We are accountable for our actions, we hold each other accountable to this policy and we report violations of this policy.

Company personnel are required to report any conduct which they believe, in good faith, to be a violation or apparent violation of our Code or any applicable law or regulation.

Company personnel can report violations of our Code in the following ways:

•	Discussion or communication with their immediate supervisor;

•	Discussion or communication with the Human Resources department;

•	Discussion or communication with the President and Chief Executive Officer or any Vice President; or

•	Discussion or communication with the Chairman of the Board or any director on the Board.

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In instances where the violation is serious and anonymity and confidentiality is desired, Company personnel are directed to contact the independent Ethics Reporting firm chosen by management. Refer to Ethics Reporting Policy for procedures to file a complaint or report a violation.

Our Company will not permit any retaliation against anyone who acts in good faith in reporting any violation of our Code. Retaliation is a punishable legal offense. All reporting of violations of this policy, whether anonymous or not, is confidential unless prohibited by law.

5.12.	Compliance with the Code

We recognize that compliance with this policy is a condition of our employment. Annually, we read and reaffirm in writing our agreement to adhere to this Code.

Company personnel who violate our Code will be subject to disciplinary action which can include termination of employment.

Each of us, when we first commence our employment with the Company, will be required to affirm, in writing, that we have read and understood this policy and that we will abide by it. At the beginning of each fiscal year (April 1), we will be required to reaffirm in writing that we have read and understood this policy and that we will abide by it.

5.13.	Waivers

It is not intended that there be any waivers to this Policy. In the unlikely event that a waiver is considered and granted for a director or executive officer it must receive prior approval by the Board of Directors. The provisions of our Code may be waived for an employee, who is not a director or executive officer, by the Chief Executive Officer. Any waiver of our Code granted to a director or executive officer will be publicly disclosed as required by applicable law or regulation. Any change in or waiver of our Code for senior financial officers will be publicly disclosed as required by the regulations of the United States Securities and Exchange Commission or other applicable securities regulatory body.

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5.14.	Amendment

Our Board of Directors may amend our Code at any time and for any reason without prior notice and such amendment will be disclosed as and to the extent required by applicable law or regulation.

Approved By: /s/ Rod Ruston Rod Ruston President & CEO	Approved By: /s/ Ron McIntosh Ron McIntosh, Chair Board of Directors	Date of Approval and Issue: March 24, 2006

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